Exhibit 99.1
 Life-Science Products   NEW GENERATION   PIONEERING  OFER HAVIV | PRESIDENT & CEO  May, 2024

 2  FORWARD LOOKING STATEMENT  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 AGENDA  Value Proposition  Business Strategy  Success Stories  Summary  3  About Evogene

 DESIRE FOR PROGRESS & A BETTER FUTURE  HUMANS HAVE CONSISTENTLY INVESTED TIME AND RESOURCES IN THE PURSUIT OF IMPROVING LIFE, WELL-BEING, AND HEALTH, FUELED BY AN INNATE  Throughout History  4

 OUR VISION  PIONEER GROUNDBREAKING LIFE-SCIENCE PRODUCTS ROOTED IN MICROBES, SMALL MOLECULES, AND GENOMICS  DECODING BIOLOGY  5

DIVERSE LIFE-SCIENCE INDUSTRIES

MICROBES


AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Dietary supplements
Probiotics
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments

SMALL MOLECULES


AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Crop protection
Chemical stimulants
Animal fertility
Animal healthcare
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances

GENETIC ELEMENTS


AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Alternative food
Improved crops
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY
6

 THE COMPLEXITY   OF LIFE SCIENCE PRODUCT DEVELOPMENT  Low probability of successwith high cost and long time-to market   Pharma Industry  Cost of developing a single pharmaceutical drug*  In the 1970’s  $180M  In recent years  $2,000M  >  Ag-chemicalsIndustry  Years to develop a new crop protection product**  1995  8Y  1995  8Y  2000  9Y  2005-2008  10Y  2010-2014  11+Y  *Phillips McDougall, 2016.  **https://www.forbes.com/sites/matthewherper/2017/10/16/the-cost-of-developing-drugs-is-insane-a-paper-that-argued-otherwise-was-insanely-bad/?sh=7533aa82d459  7

 THE RESOURCE KILLER  LIFE-SCIENCE PRODUCTS LONG-TAIL PROCESS   > DISCOVERY  > OPTIMIZATION  > DEVELOPMENT  > REGULATION  THE CHALLENGE  finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria, to reach higher success rate for products   “Needle in the haystack”  TIME/MONEY  ApprovedProduct  8

 BIG  DATA  AI  HISTORIC SINGULARITYPOINT  TODAY WE ARE ON THE BRINK OF A  Computational technology advancements enable the discovery and optimization of the most promising candidates, addressing multiple development challenges towards successful life-science based products  LIFE-SCIENCE PRODUCT DEVELOPMENT  Acceleration  Optimization  Efficiency  LIFE- SCIENCE  9

 10  OUR   MISSION  AS PIONEERS AT THE FRONTIER, WE ARE DEDICATED TO REVOLUTIONIZING THIS FIELD. WE HARNESS CUTTING-EDGE COMPUTATIONAL BIOLOGY TECHNOLOGIES TO DRIVE PROGRESS, ENSURING OUR LEADERSHIP IN CREATING SOLUTIONS THAT PROPEL HUMANITY TOWARDS A BRIGHTER TOMORROW.  DECODING BIOLOGY  WE MERGE LIFE-SCIENCE WITH BIG DATA AND CUTTING-EDGE AI TECHNOLOGIES TO EFFECTIVELY DISCOVER AND OPTIMIZE BREAKTHROUGH LIFE-SCIENCE BASED PRODUCTS

 WHEN LIFE-SCIENCE MEETS DISRUPTIVE TECHNOLOGIES  ISRAEL  HQ  EVGN  NASDAQ   & TASE  Employees  4  Subsidiaries  3  Innovative AITech Engines  PhD’s  2002  Established  50%  Woman  11  COMMERCIAL  PRODUCTS*  Microbes  Small Molecules   Genetic Elements   Microbiome-based Therapeutics  Ag Biologicals  Ag Chemicals  Castor Cultivation  Castor varieties  Bio-inoculant  *By Evogene’s subsidiaries  EVF701  EVF712  EVF716  As of May 9, 2024  135  30%

 12  Group  COMMERCIAL & FINANCIAL PARTNERS  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration  Collaboration  Investment   Collaboration  Collaboration  Collaboration  Collaboration  Collaboration

 AGENDA  Value Proposition  Business Strategy  Success Stories  Summary  13  About Evogene

 BIG DATA  SCIENCE  AI  OUR SOLUTION  Born from over a decade of intensive R&D, fueled by millions of dollars in investment, merging life-science with big- data and cutting-edge AI technology, the CPB directs and accelerates life-science product discovery and optimization through dedicated AI Tech-Engines.  Computational Predictive Biology  14  Breakthrough Products   Backed by Technology & Science   PLATFORM

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   utilizing 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   15

 16  AI TECH-ENGINES   Direct & accelerate life-science product discovery & optimization   Computational selection of the most promising candidates to initiate the product development process.  Computational driven solution addressing optimization challenges for the selected candidates, without impairing their ability to address various other product attributes.  Optimization  Discovery

 AI TECH-ENGINEDASHBOARD(Example)  17

POTENTIAL MARKET DIVERSITY

Structuring an **'ecosystem'** of diverse product types to be developed utilizing our **AI Tech-Engines**



Potential Markets for *MicroBoost AI*

(Example)


Micro Boost AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments

evogene DECODING BIOLOGY
18

 AGENDA  Value Proposition  Business Strategy  Success Stories  Summary  19  About Evogene

A WORLD OF OPPORTUNITIES FOR OUR AI TECH ENGINES


CPB
MICROBES
Micro Boost AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
SMALL MOLECULES
Chem Pass AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Crop protection
Chemical stimulants
Animal healthcare
Animal fertility
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances
GENETIC ELEMENTS
Gene Rator AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Improved crops
Alternative food
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY
20

 21  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   PRODUCT  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK  21

 22  BUSINESS MODEL   Two Main Partnership Structures  Joint product development with a leading company utilizing Evogene’s unique tech-engines. Typically, the partner leads later-stage development and product commercialization.  COLLABORATION  A time-limited license grant for utilizing one of Evogene’s tech-engines, to a related party for product development in a defined commercial field. In most cased the related party will be a subsidiary of Evogene.   LICENSING  Capture the value of our AI tech-engines as product-development enablers, through:

 23  01  Licensing   Potential revenue stream    License fees & R&D reimbursement    Royalties from sale of end-products  Dividends to Evogene as a shareholder*   Significant one-time-payment upon an exit event**  Powered by  Business Model   *Subject to meeting the Israeli dividend tests and criteria. May no be distributed in the near future or at all.   **As long as Evogene remains a major shareholder

 24  02  Business Model   Collaboration  Powered by  Potential revenue stream   Upfront payments   R&D fees   Milestone payments   Royalties from sale of end-products

 Aquaculture  Crustacean gene editing  Food-tech  Protein production in Plants for food-tech  Crop protection  Herbicides  Fungicides  Insecticides  Licensing   Collaboration  Improved traits - canola  Microbials for crops  Therapeutic microbials  25  LICENSING & COLLABORATION | CURRENT STATUS  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES  Immuno-oncology program  GI related disorders  Bio-stimulants  Bio-pesticides  Probiotics for Human Health  Probiotics  Elite castor seed varieties   Castor for bio-based industries  Pharmaceuticals  Antimicrobial resistance (AMR)

 AGENDA  Value Proposition  Business Strategy  Success Stories  Summary  26  About Evogene

 AG-BIOLOGICALS   A RAPIDLY GROWINGMARKET  UNIQUE AI TECH-PLATFORM AND DATA ASSETS  BROAD &DIVERSEPIPELINE  8 programs under development;new product launch expected every 1-2 years  Proprietary tech platform increases probability of success and reduces cost and time-to-market   The ag-biologicals market is expected to grow at a double digit CAGR over the next decade  STRATEGIC INVESTORS & PARTNERS  2 REVENUE-GENERATING GRADUATED PROGRAMS  Powered by  MISSION  Improve food quality, sustainability and agricultural productivity through microbiome-based, ag-biological products  27  Evogene’s Subsidiary

 Powered by  Yalos™ | Bio-inoculant for cereal grains*  28  SOLD IN USA & CANADA**& expanding globally  SUPERIOR PERFORMANCEvs. alternatives  CONSISTENT PERFORMANCE   2%  1%  3%  4%  6%  Other Ag-biologicals Control  Yield improvement (%)   5%  Check  Evogene’s Subsidiary  * Yalos™ has regulatory approval in the US & Canada for all small grains including wheat, barley, durum, oats, soybeans, canola, and others. Data was gathered in large side-by-side field trials in the US  ** In 2023 Yalos™ was sold for wheat. 2023 trials for barley and durum look promising for potential 2024 expansion lavie bio
better by nature

Evogene's Subsidiary

MICROBOOST AI TECH-ENGINE
directing & accelerating product discovery & optimization

Powered by MicroBoost AI



Computational analysis of DB
Powered by MicroBoost AI
Experimental validation
5% success
Commercial viability and optimization
Bacterial computational teaming by function
Powered by MicroBoost AI
Available in market
Yalos™ INOCULANT
~100,000 Bacterial strains
1000 Predicted bacterial strains
50 Validated bacterial strains
5-10 Predicted teams
Bacterial teams field trials

Develop
Breakthrough Products

Increase
probability of success

Reduce
time and cost

evogene DECODING BIOLOGY
29

 CASTOR OIL - EMERGING MARKET   INTEGRATED   AG-SOLUTION  COMMERCIAL PRODUCTS  Proprietary varieties with improved traits suitable for commercial scale cultivation   EVF716, EVF712, EVF701  Elite varieties suitable for mechanized farming, growing protocols, mechanized harvesting and dehulling solutions  A sustainable energy source, reducing the use of fossil fuels.  Global castor oil & oil derivatives market is expected to reach $2.06 billion by 2028*CAGR of 4.9%   UNIQUE TECH PLATFORM FOR ELITE SEED VARIETIES  STRATEGIC ALLIANCE  Combining deep scientific know-how, genomic and phenotypic big-data, and computational technology for elite castor variety development  A strategic alliance in the biofuel space with ENI – a leading global oil & gas company  Powered by  *https://www.marketreportsworld.com/global-castor-oil-and-derivatives-market-19862171  Evogene’s Subsidiary  Mission  To provide an integrated solution for Industrial cultivation of castor   for bio-based industries  30

 Powered by  Evogene’s Subsidiary  EVF716, EVF712, EVF701   31  Elite Castor Varieties   $9.1 Million

casterra | **Evogene's Subsidiary**

GENERATOR AI TECH ENGINE
directing & accelerating product discovery & optimization

Powered by GeneRator AI



Breeding programs of varieties suitable for mechanized harvest
Powered by GeneRator AI
High-throughput genetic screening for high yield & oil traits
Powered by GeneRator AI
High-throughput field trials for elite varieties
Pre-commercial field trials for drought tolerance, stable yield; tested in Brazil, ARG & IL
Available in market
EVF701
EVF712
EVF716
Genetic diversity ~200 * WW germplasm accessions
>10,000 Lines
800 Lines w/ high yield & oil potential
150 Advanced lines

Develop
Breakthrough Products

Increase
probability of success

Reduce
time and cost

evogene 32

 AGENDA  Value Proposition  Business Strategy  Success Stories  Summary  33  About Evogene

VISION

Pioneer groundbreaking life-science products rooted in microbe, small molecule, and genomics innovations.

MISSION

We merge scientific expertise with cutting-edge AI and big data technologies to discover and optimize innovative life-science products effectively.

OFFERING

3 dedicated AI Tech-Engines that efficiently direct and **accelerate the** development of **breakthrough** life-science products

BUSINESS STRATEGY

MAXIMUM POTENTIAL, MINIMUM RISK



AI
EVOGENE
AI Tech
Engines
PARTNER
Specific
Expertise
Novel Life-Science
PRODUCT

EVOGENE GROUP'S PRODUCTS &PARTNERSHIPS

Bio-inoculant

Yalos

Castor varieties

EVF701

EVF712

EVF716

BAYER

CORTEVA agriscience

eni

ICL

SHC

syngenta

evogene

34

THANK YOU

 Annex I FINANCIAL OVERVIEW  36

 Thousands of US $  31.03.2024  31.12.2023  Current Assets  31,022  34,469  Long-Term Assets  15,758  16,632  Total Assets  46,780  51,101  Current Liabilities  6,129  6,944  Long-Term Liabilities (inc. ~$10m convertible SAFE at Lavie Bio)  15,268  15,472  Equity attributable to equity holders of the Company  8,289  12,053  Non-controlling interest   17,094  16,632  Total Liabilities & Shareholders Equity  46,780  51,101  KEY FINANCIALS: BALANCE SHEET  37  Key Points:  Consolidated cash position: ~$26.6 million as of 31.03.2024  No bank debt

 KEY FINANCIALS: BALANCE SHEET  38  Key Points:  Q1 2024 revenue: $4.2M vs. $0.6M in Q1 2023; anticipating continued growth in 2024.  Q1 2024 net loss: $3.8M vs. $7.0M in Q1 2023.   Projected 2024 cash usage, excluding Lavie Bio and Biomica: $8.0M, down 36% from $12.5M in 2023.  Thousands of US $  1-3/2024  1-3/2023  Revenues  4,190  641  Cost of revenues  310  322  Gross profit  3,880  319  Research and development. net  4,801  4,800  Sales and marketing  992  800  General and administrative  1,654  1,515  Other expenses  519  -  Total operating expenses, net  7,966  7,115  Operating loss  (4,086)  (6,796)  Financing income (expenses), net  241  (230)  Loss before taxes on income  (3,845)  (7,026)  Tax benefit  -  (45)  Loss  (3,845)  (6,981)

 Annex II EVOGENE SUBSIDIARIES

 CASTOR OIL PRODUCTION  CASTERRA’S MISSION:  To provide an integrated solution for industrial cultivation of castor for bio-based industries  BACK  2008  6  >3000  >1000MT   Established  Production sites  Seed lines  HQR&D  Expected Value Drivers  Expanding the seed production operations in several sites in Africa & Latin America, to fulfill all existing orders  Strategic alliances – extending the collaboration frame in the biofuel space – more territories and new global partners   Developing castor varieties that meet commercially valuable traits for the Biodiesel and Sustainable Aviation Fuel (SAF) industries   Improving mechanical harvesting solutions through collaborations with global machinery companies  Latest News  Powered by  CURRENT PARTNERS  Collaboration  IL  3  Commercial products  Seed production

 Ag Biologicals  LAVIE BIO’S MISSION:  Improve food quality, sustainability and agriculture productivity through microbiome based, AI-driven, ag-biological products  2019  25  1  7  Established  Employees  Commercial product  Products in development  BIO-STIMULANTS  Yalos™ – distribution licensing agreements and sales expansion in USA & Canada. Expansion to additional crops and an additional territory in 2025  BIO-PESTICIDES  LAV311 - US regulatory approval for bio-fungicide candidate for fruit rots – expected by 2024  LAV321 - submission for Lavie Bio’s bio-fungicide candidate for downy mildew to the US EPA for regulatory approval – expected by 2025  Co-development and licensing agreement for an additional bio-pesticide program with a large multinational company – expected by 2025  BACK  IL  HQ  IL, US & EU  R&D  Powered by  Expected Value Drivers  Latest News  CURRENT PARTNERS  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration

 Human Microbiome  BIOMICA’S MISSION:  Discovery and development of novel microbiome-based therapeutics for human disorders, utilizing cutting edge computational capabilities   2017  20  3  1  $20M  Established  Employees  Programs - clinical /preclinical stage   Leading program - phase 1  Recent financing round  Expected Value Drivers  IMMUNO-ONCOLOGY  Readout & completion of POC from first in-human study in 2024  IBD  Clinical batch production of drug candidate for IBD as preparation for Phase 1 clinical trials in USA, in 2024  IBS  Advancement of pre-clinical studies and nomination of bacterial consortium for clinical trial   BACK  Latest News  Investment   Powered by  CURRENT PARTNERS  IL  HQR&D  Initiation of phase 2 in 2025

 AG-CHEMICALS  AGPLENUS’ MISSION:  Design next-generation, effective, and sustainable crop protection products by leveraging predictive chemistry and biology  2018  13  5  3  Established  Employees  Programs under development  Programs under collaboration  HQR&D  Expected Value Drivers  HERBICIDES  Corteva collaboration - achieve 2nd milestone  FUNGICIDES  Identification of 2 selected novel targets  BACK  Latest News  Collaboration  Collaboration  Powered by  CURRENT PARTNERS  IL  Strategic partners  2  Generate HITs for the selected targets  Bayer collaboration - design additional molecules